                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Final Amendment)

                             DETECTION SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT BOSCH GMBH
                       BOSCH SECURITY SYSTEMS CORPORATION
                      (Names of Filing Persons (Offerors))

                          COMMON STOCK, PAR VALUE $.05
                         (Title of Class of Securities)

                                    250644101
                      (CUSIP Number of Class of Securities)

                                DR. HEIKO CARRIE
                                ROBERT BOSCH GMBH
                              ROBERT BOSCH PLATZ 1
                          70839 GERLINGEN-SCHILLERHOEHE
                                     GERMANY
                         TELEPHONE: 011 49 711 811 6864

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:

                           BRIAN E. MCGUNIGLE, ESQ.
                            THOMAS J. DRAGO, ESQ.
                               COUDERT BROTHERS
                         1114 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10036-7703
                          TELEPHONE: (212) 626-4400

                          CALCULATION OF FILING FEE

 TRANSACTION VALUATION* AMOUNT OF FILING FEE*
----------------------  ---------------------
    $124,919,433.15           $24,983.89
----------------------  ---------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that the Offerors purchase (i) the 6,729,015 shares of common stock of Detection Systems, Inc. currently outstanding at $18.00 per share (the "Offer Price") and (ii) pay to the holders of the currently outstanding options to purchase 500,285 shares of common stock of Detection Systems, Inc. the difference between the Offer Price and $10.41, the average exercise price of all such outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ......   N/A
Form or Registration No.:  ....   N/A
Filing Party: .................   N/A
Date Filed: ...................   N/A

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Final Amendment (the "Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated December 20, 2000 (the "Schedule TO"), as amended by Amendment No. 1 filed on January 2, 2001, Amendment No. 2 filed on January 16, 2001, and Amendment No. 3 filed on January 19, 2001, relating to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc., a New York corporation (the "Company"), at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         Items 6(a) and (c)(1) through (7) of the Schedule TO are hereby amended and supplemented as follows:

         The information in this Final Amendment under Item 8 is incorporated herein by reference.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY

         Item 8 of the Schedule TO is hereby amended and supplemented as follows:

         At Midnight, New York City time, on Friday, January 19, 2001, the Offer expired. Based on the information provided by the Depositary, 6,214,579 Shares (which number includes 58,682 Shares subject to guaranty of delivery), representing approximately 92.2% of the outstanding Shares, were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $18.00 per Share in cash. Pursuant to the Merger Agreement, the Purchaser intends to merge into the Company in accordance with section 905 of the New York Business Corporation Law (the "NYBCL") as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, Purchaser or any other direct or indirect subsidiary of Parent or the Purchaser, and Shares owned by shareholders who choose to dissent and demand appraisal rights, if any, with respect to their Shares in accordance with the NYBCL) shall be canceled, retired and converted into the right to receive $18.00 per Share in cash, without interest, less any applicable withholding taxes. The consummation of the Offer was publicly announced in a press release issued by the Purchaser on January 22, 2001, a copy of which is filed as Exhibit (a)(12) hereto and incorporated herein by reference.

         Because more than 90% of the issued and outstanding Shares have been tendered and accepted for payment, there will be no subsequent offering period.

ITEM 12. EXHIBITS

         (a)(12) Press release issued by the Purchaser dated January 22, 2001.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            ROBERT BOSCH GmbH


                                            By:    /s/ Georg Hanen
                                            ----------------------------------
                                            Name:  Georg Hanen
                                            Title: Senior Vice President



                                            By:    /s/ Dr. Heiko Carrie
                                            ----------------------------------
                                            Name:  Dr. Heiko Carrie
                                            Title: Senior Legal Counsel



                                            BOSCH SECURITY SYSTEMS CORPORATION


                                            By:     /s/ Gary Saunders
                                            ----------------------------------
                                            Name:  Gary Saunders
                                            Title: President



Dated: January 22, 2001

                                  Exhibit Index
                                  -------------



         Exhibit No.              Exhibit Name
         -----------              ------------

         (a)(12)                  Press release issued by the Purchaser dated
                                  January 22, 2001.






















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